U Power Limited

October 23, 2023

Via Edgar

Mr. Alex King

Mr. Bradley Ecker

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Re:	U Power Limited

Draft Registration Statement on Form F-1

Submitted September 13, 2023

CIK No. 0001939780

Dear Messrs. King and Ecker:

This letter is in response to the letter dated October 10, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to U Power Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comment in this response. An amendment to the draft registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1 submitted September 13, 2023

Risk Factors, page 10

1. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please specific cross-reference to your risk factor contained in your Form 20-F that separately highlights the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we revised our disclosure on page 11 of the Amendment by adding a cross-reference to the risk factor contained in our Form 20-F that highlights the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of the securities we are registering.

Moreover, we revised our disclosure on the cover page and on page 1 of the Amendment to acknowledge the risk that the Chinese government may exert more oversight and control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, and the risk that any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer

Cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC